FORMATION DOCUMENTS





Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ACE GREEN RECYCLING INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF MARCH, A.D. 2021, AT 1:06 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5341258 8100
SR# 20210781914

Authentication: 202660466
Date: 03-05-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:06 PM 03/03/2021
FILED 01:06 PM 03/03/2021
SR 20210781914 - File Number 5341258

CERTIFICATE OF INCORPORATION
OF
Ace Green Recycling Inc.

FIRST: The name of the corporation is: Ace Green Recycling Inc.

SECOND: The address of the registered office of the corporation in the State of Delaware is located at:
108 West 13th Street, Wilmington, Delaware 19801
Located in the County of New Castle
The name of the registered agent at that address is:
Business Filings Incorporated

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 1,000,000 shares of common stock having a $0.0001 par value.

FIFTH: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.

SIXTH: The name and address of the incorporator is Business Filings Incorporated, 8020 Excelsior Dr., Suite 200, Madison, WI 53717.

I, the undersigned, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file, and record this Certificate of Incorporation and do certify that the facts herein are true.

Business Filings Incorporated, Incorporator
Mark Williams, A.V.P.

Dated: March 3, 2021

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:44 PM 09/10/2021
FILED 12:44 PM 09/10/2021
SR 20213213606 - File Number 5341258

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF ACE GREEN RECYCLING INC.

Ace Green Recycling Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 3, 2021 (the "**Certificate of Incorporation**").

2. Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> The total number of shares of stock which the corporation is authorized to issue is 2,000,000 shares of common stock having a par value of $0.0001 per share.

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on this 10th day of September, 2021.

Ace Green Recycling Inc.

By: DocuSigned by: Vipin Tyagi
Name: Vipin Tyagi
Title: President

MINUTES, CONSENTS & RESOLUTIONS

ACTION OF SOLE INCORPORATOR

OF

Ace Green Recycling Inc.

The undersigned, being the sole incorporator of Ace Green Recycling Inc. a Delaware Corporation, (the "Corporation"), does hereby approve and adopt the following resolutions:

Election of Directors

RESOLVED, that the following person is hereby elected as the director of the Corporation to serve until the first annual meeting of the directors or until their successor is duly elected and qualified:

Vipin Tyagi, 1038 89th Ave NE, Bellevue, Washington 98004
Nishchay Chadha, 5 Kovan Rd #02-17 KOVAN RESIDENCES, Singapore, 544894 Singapore

The undersigned, upon completion of this Action of Incorporator, shall have no further responsibilities or obligations to the Corporation in his capacity as sole incorporator.

Dated: March 8, 2021

Business Filings Incorporated, Incorporator
Mark Williams, AVP

ACE GREEN RECYCLING, INC.

UNANIMOUS WRITTEN CONSENT OF THE DIRECTORS
IN LIEU OF AN ORGANIZATIONAL MEETING

The undersigned, constituting all of the members of the Board of Directors of **Ace Green Recycling, Inc.**, a Delaware corporation (the "*Company*"), pursuant to the Delaware General Corporation Law (the "*DGCL*"), hereby adopt the following resolutions by their written consent:

APPOINTMENT OF DIRECTORS

>   **RESOLVED,** that the authorized number of directors be initially set at two (2).

CERTIFICATE OF INCORPORATION

>   **RESOLVED,** that the Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on **March 3, 2021**, be, and it thereby is, ratified and affirmed.

ELECTION OF OFFICERS

>   **RESOLVED,** that the following persons be, and they hereby are, elected as officers of the Company, to serve until the next annual meeting or until their successor(s) are duly elected and have qualified:

Nishchay Chadha	**Chief Executive Officer**
Vipin Tyagi	**President/Chief Technology Officer**

ADOPTION OF BYLAWS

>   **RESOLVED,** that the Secretary of the Company be, and he hereby is, authorized and directed to execute a Certificate of Secretary regarding the adoption of the Bylaws, to insert the Bylaws in the Company's Minute Book and to see that a copy of the Bylaws is kept at the Company's principal office, as required by law.

CORPORATE SEAL

>   **RESOLVED,** that the President of the Company is authorized to adopt a corporate seal as the seal of the Company.

EMPLOYER IDENTIFICATION NUMBER / TAX ID NUMBER

>   **RESOLVED,** that the President of the Company is authorized and is directed to apply to the IRS District Director for an employer's identification number on Form SS-4.

TAXES

>   **RESOLVED,** that the President of the Company is authorized and directed to consult with the accountants, auditors and attorneys of the Company in order to be fully informed

as to, and to collect and pay promptly when due, all taxes which the Company may now be (or hereafter become) liable.

DESIGNATION OF DEPOSITARY

RESOLVED, that the President of the Company be, and he hereby is, authorized:

(a) To designate one or more banks or similar financial institutions as depositories of the funds of the Company;

(b) To open, maintain and close general and special accounts with any such depositories;

(c) To cause to be deposited, from time to time, in such accounts with any such depository, such funds of the Company as such officers deem necessary or advisable, and to designate or change the designation of the officer or officers or agent or agents of the Company authorized to make such deposits and to endorse checks, drafts and other instruments for deposit;

(d) To designate, change or revoke the designation, from time to time, of the officer or officers or agent or agents of the Company authorized to sign or countersign checks, drafts or other orders for the payment of money issued in the name of the Company against any funds deposited in any of such accounts;

(e) To authorize the use of facsimile signatures for the signing or countersigning of checks, drafts or other orders for the payment of money, and to enter into such agreements as banks and similar financial institutions customarily require as a condition for permitting the use of facsimile signatures; and

(f) To make such general and special rules and regulations with respect to such accounts as they may deem necessary or advisable, and to complete, execute and certify any customary printed blank signature card forms in order to exercise conveniently the authority granted by this resolution and any resolutions printed on such cards are deemed adopted as a part of this resolution.

RESOLVED FURTHER, that all form resolutions required by any such depository be, and they hereby are, adopted in such form used by such depository, and that the Secretary be, and he hereby is, (i) authorized to certify such resolutions as having been adopted by this Written Consent and (ii) directed to insert a copy of any such form resolutions in the Minute Book immediately following this Written Consent; and

RESOLVED FURTHER, that any such depository to which a certified copy of these resolutions has been delivered by the Secretary of the Company be, and it hereby is, authorized and entitled to rely upon such resolutions for all purposes until it shall have received written notice of the revocation or amendment of these resolutions adopted by the Board of Directors of the Company.

FISCAL YEAR

RESOLVED, that the President of the Company is hereby authorized to designate the end of the fiscal year of the Company.

PRINCIPAL OFFICE

RESOLVED, that the principal executive office of the Company in the U.S. shall be at 2100 West Loop South, Suite 1601, Houston, Texas 77027.

MANAGEMENT POWERS

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to sign and execute in the name and on behalf of the Company all applications, contracts, leases and other deeds and documents or instruments in writing of whatsoever nature that may be required in the ordinary course of business of the Company and that may be necessary to secure for operation of the corporate affairs, governmental permits and licenses for, and incidental to, the lawful operations of the business of the Company, and to do such acts and things as such officers deem necessary or advisable to fulfill such legal requirements as are applicable to the Company and its business.

STOCK CERTIFICATES

RESOLVED, that the Company shall not be required to issue stock certificates, however, if the President of the Company elects to issue stock certificates, then stock certificates representing Common Stock of the Company shall be in a form acceptable to the President of the Company and each such Certificate shall bear the name of the Company, the number of shares represented thereby, the name of the owner of such shares and the date such shares were issued.

ISSUANCE OF STOCK

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to issue aggregate of Four Hundred Thousand (400,000) shares of its Common Stock at a purchase price of $0.001 per share, as follows, such purchase price having been deemed received by the Company from each stockholder:

Stockholder	No. of Shares	Purchase Price
Nishchay Chadha	190,561	$190.56
Vipin Tyagi	209,439	$209.44

RESOLVED FURTHER, that the President and Secretary of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute a form of notice of such issuance and to cause such notice, when duly executed, to be filed with the appropriate state offices;

RESOLVED FURTHER, that the shares of Common Stock authorized to be sold and issued by the Company shall be offered and sold in accordance with the terms of the exemption from registration provided by the Securities Act of 1933; and

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to take such further action and execute such additional documents as each may deem necessary or appropriate to carry out the purposes of the above resolutions.

L-TIP

RESOLVED, that the Company adopt the Ace Green Recycling, Inc. 2021 Long-Term Incentive Plan for the benefit of key employees, directors and consultants. The Company shall initially allocate 100,000 shares of Common Stock for awards under such Long-Term Incentive Plan.

TRANSFER OF BUSINESS PLAN AND IP

RESOLVED, that the stockholders of the Company contribute, and the Company accept the contribution of, a business plan and related intellectual property authored by the stockholders relating to the pricing and supply chain of a variety of base metals which are primarily utilized in batteries, electronics and electrical equipment, the recycling of such base metals, and the manufacturing of high purity finished products related to such base metals.

FOUNDERS AGREEMENT

RESOLVED, that the Company enter into a Founders Agreement with the stockholders of the Company memorializing, among other things, restrictions on the transfers of shares of the Company and pre-emptive rights. The officers of the Company are authorized and directed to coordinate with the Company's legal counsel to prepare and execute such Founders Agreement.

RATIFICATION

RESOLVED, that all prior acts done on behalf of the Company by the sole incorporator or his agents be, and the same hereby are, ratified and approved as acts of the Company.

INCORPORATION EXPENSES

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to pay the expenses of the incorporation and organization of the Company.

ADDITIONAL FILINGS

      RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to make such filings and applications, to execute and deliver such documents and instruments, and to do such acts and things as such officer deems necessary or advisable in order to obtain such licenses, authorizations and permits as are necessary or desirable for the Company's business, and to fulfill such legal requirements as are applicable to the Company and its business and to complete the organization of the Company.

      This Action shall be filed with the minutes of the proceedings of the Board of Directors of the Company.

      IN WITNESS WHEREOF, the undersigned have executed this Unanimous Written Consent of the Directors in Lieu of an Organizational Meeting effective as of the 3rd day of March, 2021.

_____
Nishchay Chadha, Director

_____
Vipin Tyagi, Director

ACE GREEN RECYCLING, INC.

**UNANIMOUS WRITTEN CONSENT OF THE STOCKHOLDERS
IN LIEU OF A SPECIAL MEETING**

Pursuant to Delaware General Corporation Law, the undersigned, constituting all of the stockholders of Ace Green Recycling, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), do hereby waive any and all notice of a special meeting of stockholders of the Company and do hereby unanimously approve the following actions and adopt the following resolutions as though adopted and approved at a special meeting of the stockholders duly called and convened:

RESOLVED, that Vipin Tyagi and Nishchay Chadha be, and they hereby are, elected as the directors of the Company until their successors are elected and qualified, or until their earlier death, incapacity or resignation;

RESOLVED, that the undersigned hereby authorize the Company to adopt the 2021 Long-Term Incentive Plan ("L-TIP") in the form provided to the undersigned, which L-TIP initially allocates 100,000 of the Company's common shares for awards;

RESOLVED, that the Company enter into that certain Founders Agreement that provides for restrictions on transfers of shares and preemptive rights, in the form presented to the undersigned by the Company's corporate counsel; and

RESOLVED, that all acts and deeds done or to be done by the President of the Company in connection with the execution of the Founders Agreement are hereby authorized, adopted, ratified, confirmed and approved as the acts and deeds of the Company; and

RESOLVED, that the President of the Company is authorized and directed to take such other action to execute and deliver such additional instruments in the name of and on behalf of the Company, or otherwise to do all such further acts and things that the President of the Company shall deem necessary or proper in order to perform effectively all of the obligations and agreements expressed to be kept and performed by the Company pursuant to the provisions of the L-TIP and Founders Agreement; and

RESOLVED, that the officers of the Company are severally authorized to certify the foregoing resolutions; and

RESOLVED, that this Consent may be signed in counterparts, each of which shall be deemed to be an original but all of which shall constitute the same document, and that a copy or facsimile of this Consent shall have the same force and effect as that of an original.

Executed as of the 3rd day of March, 2021.

_____

Nishchay Chadha, Stockholder

_____

Vipin Tyagi, Stockholder